                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                  FORM 11-K

                   REPORT OF EMPLOYEE STOCK OWNERSHIP PLAN
                   ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 For The Fiscal Year Ended December 31, 1997

                                  NBTY, INC.
                                  ----------
              (Exact name of registrant as specified in charter)

   DELAWARE                        0-10666                       11-2228617
   --------                        -------                       ----------
(State or other                   (Commission                   (IRS Employer
jurisdiction of                   File No.)                     identification
incorporation)                                                  number)

                  90 Orville Drive, Bohemia, New York 11716
                  -----------------------------------------
             (Address of principal executive office and zip code)

                 Registrant's telephone number (516) 567-9500

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                    YEARS ENDED DECEMBER 31, 1997 AND 1996

                           FINANCIAL STATEMENTS AND
                        REPORT OF INDEPENDENT CERTIFIED
                              PUBLIC ACCOUNTANTS

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                    YEARS ENDED DECEMBER 31, 1997 AND 1996

                                   CONTENTS

                                                                      Page
                                                                      ----

  Report of Independent Certified Public Accountants                    1


  Financial statements:

      Statements of net assets available for benefits                   2

      Statements of changes in net assets available
        for benefits                                                    3

      Notes to financial statements                                 4 - 9

  Supplemental schedule:

      Item 27a - Schedule of assets held for investment
        purposes                                                       10

              Report of Independent Certified Public Accountants


Trustee of NBTY, Inc. Employees' Stock Ownership Plan
Bohemia, New York

We have audited the accompanying statements of net assets available for benefits of NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1997 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Melville, New York
May 20, 1998

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 1997 AND 1996



                                                       1997            1996
                                                   -----------     -----------
Assets:
 Investments at fair value:
  NBTY, Inc. common stock                          $34,678,895     $20,693,546
  Other                                                   --           161,893
                                                   -----------     -----------

        Total investments                           34,678,895      20,855,439

Cash and cash equivalents                                5,335         274,825

Employer contribution receivable                        50,000            --
                                                   -----------     -----------

        Net assets available for benefits          $34,734,230     $21,130,264
                                                   ===========     ===========


See notes to financial statements.

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    YEARS ENDED DECEMBER 31, 1997 AND 1996


                                                         1997           1996
                                                     -----------   -----------
Additions to net assets attributed to:
   Investment income:
     Net appreciation in fair value of investments   $14,923,965   $15,392,862
     Interest                                              6,258         8,899
     Dividends                                             9,382        13,273
   Employer contributions                                700,000       225,000
                                                     -----------   -----------

                  Total additions                     15,639,605    15,640,034

Deductions from net assets attributed to benefits
   paid to participants                                2,035,639       372,925

Net increase                                          13,603,966    15,267,109

Net assets available for benefits:
   Beginning of year                                  21,130,264     5,863,155
                                                     -----------   -----------

   End of year                                       $34,734,230   $21,130,264
                                                     ===========   ===========

See notes to financial statements.

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                         NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996


1.   Description of Plan

     The following description of the NBTY, Inc. Employees' Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General

     The Plan is an employee stock ownership plan covering substantially all employees of NBTY, Inc. and its subsidiaries (the "Employer") who are employed at calendar year end, have completed one year of service and who have attained the age of twenty and one-half. The assets of the plan are to be invested primarily in common stock of NBTY, Inc. The purpose of the Plan is to provide its eligible employees with the benefits of ownership of common stock of NBTY, Inc. under the terms of the Plan. The Plan is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Assets of the Plan are held by a trust established under the Plan. The Employer shall have responsibility for the administration of the Plan.

     No distributions from the Plan will be made until a participant retires, dies, or otherwise terminates employment with the Employer. Distributions are made in the form of Company common shares plus cash for any fractional share.

     Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any share for which instructions have not been given by a participant.

     Employer Contributions

     The Plan provides that the Board of Directors of the Employer, at its sole discretion, shall determine the amount, if any, that the Employer shall contribute either in cash or shares of the Employer's common stock to the trust fund for each Plan year, not to exceed the maximum amount allowed by the applicable provisions of the Internal Revenue Code.

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                          DECEMBER 31, 1997 AND 1996

1.   Description of Plan (Continued)

     Participants' Accounts

     Employer contributions are allocated to each participant's account in the same proportion that each participant's compensation bears to the total compensation of all participants for such year. Any earnings or losses are allocated in the same proportion that each participant's account bears to the total of all such accounts as of the end of the Plan year. Forfeitures are first made available to reinstate previously forfeited account balances of former participants. Remaining forfeitures, if any, are allocated in the same manner as Employer contributions. All shares of NBTY, Inc. common stock are allocated to participants' accounts at the end of the calendar year.

     Vested Benefits

     The participant's account vesting is as follows:

                 Years of Service         Percentage
                 ----------------         ----------

                      0 - 4                     0%
                          5                   100%

     If the Plan were to be classified as top heavy (as defined in the Plan agreement), for every plan year once the Plan is initially classified as top heavy, vesting would be as follows:

                 Years of Service            Percentage
                 ----------------            ----------

                   Less than 2                    0%
                         2                       20%
                         3                       40%
                         4                       60%
                         5                       80%
                         6                      100%

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                          DECEMBER 31, 1997 AND 1996

1.   Description of Plan (Continued)

     Normal Retirement Benefits

     Upon retirement or after attaining normal retirement age, participants are entitled to receive a lump-sum payment of his/her account balance.

     Vested Termination Benefits

     A participant who terminates employment other than by death, total and permanent disability or retirement may elect to receive a lump-sum payment of his/her account.

     Disability Benefits

     Any participant who becomes totally and permanently disabled, as defined in the Plan, is generally entitled to receive a fully vested immediate lump-sum payment of his/her account.

     Death Benefits

     The beneficiary of a participant is generally entitled to receive a fully vested lump-sum payment of the participant's account upon their death.

2.   Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements are prepared on the accrual basis of accounting.

     Investment Valuation

     Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Purchases and sales of securities are reflected on a trade-date basis.

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                          DECEMBER 31, 1997 AND 1996

2.   Summary of Significant Accounting Policies (Continued)

     Payment of Benefits

     Benefits are recorded when paid. The value of a participant's benefit is determined as of the year-end immediately preceding the date benefits are paid.

     Benefits Payable to Terminated Participants

     Benefits payable to all Plan participants (both active and terminated) are included in "net assets available for benefits." The amount payable to terminated participants is $478,554 and $436,917 at December 31, 1997 and 1996.

     Use of Estimates

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents

     The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Reclassifications

     Certain reclassifications have been made to conform to the 1997 presentation.

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                          DECEMBER 31, 1997 AND 1996

3.   Investments

     The following table presents the fair market value as determined by the last quoted trading price on December 31, 1997 and 1996. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                            1997                                        1996
                           --------------------------------------      ----------------------------------------
                           Number of        Fair                       Number of       Fair
                             Shares        Value          Cost           Shares        Value            Cost
                           ---------    -----------    ----------      ---------    -----------      ----------
      NBTY, Inc.
        Common stock       1,039,068    $34,678,895    $2,473,106      1,089,134    $20,693,546      $1,499,613

      Other securities          --             --            --             --          161,893         168,175
                           ---------    -----------    ----------      ---------    -----------      ----------

                Total                   $34,678,895    $2,473,106                   $20,855,439      $1,667,788
                                        ===========    ==========                   ===========      ==========


4.   Related Party Transaction

     During 1997 and 1996, the Plan purchased 53,500 shares and 60,000 shares for $1,041,799 and $430,737, respectively, of the Employer's common stock as part of its investment portfolio. These transactions qualify as party-in-interest.


5.   Administration of Plan Assets

     The Trustee, appointed by the Employer, has sole responsibility for administration of the trust established under the Plan and for the management of the assets of the Plan held under the trust. Certain administrative functions are performed by officers or employees of the Employer. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Employer.

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

                          DECEMBER 31, 1997 AND 1996

6.   Plan Termination

     Although the Employer has not expressed any intention to do so, it has the right to discontinue its contributions and to terminate the Plan at any time, subject to the provisions of the Plan and ERISA. In the event of Plan termination, participants will become fully vested in their respective account balances.

7.   Income Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated in 1988, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and management of the employer believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the Code.

                  NBTY, INC. EMPLOYEES' STOCK OWNERSHIP PLAN

          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1997

ID#:     11-2228617
PN#:     001

                                         (c)
             (b)          Description of Investment
      Identity of Issue,  Including Maturity Date,                      (e)
      Borrower, Lessor,   Rate of Interest, Collateral,     (d)       Current
(a)   or Similar Party    Par or Maturity Value            Cost        Value
---   ------------------  ----------------------------  ----------  -----------

 *    NBTY, Inc.          Common Stock                  $2,473,106  $34,678,895
                                                        ==========  ===========


      *  Party-In-Interest to the Plan

                                  SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       NBTY, INC. EMPLOYEES' STOCK
                                       OWNERSHIP PLAN


                                   By: /s/
                                       ---------------------------
                                       Harvey Kamil
                                       Executive Vice President

Dated:  June 30, 1998